SERVICING AGENT AGREEMENT
WHEREAS, Pacific Life Insurance Company (“Pacific Life”) has previously entered into a participation agreement (“Participation Agreement”) with respect to sales of Shares of certain series of investment companies advised by XTF Advisors L.P. (“Adviser”). In consideration of the performance of the marketing support services by Pacific Life, agreement made this 21 day of March by and between Pacific Life (“Servicing Agent”) and Adviser, with respect to the mutual funds listed in Attachment A (each an “Investment Company”). The Adviser and Servicing Agent have entered into this Agreement on March 21 2007.
As consideration for such services, Adviser agrees to pay, or will cause one or more of its affiliates to pay, a fee for Investment Companies and classes to Servicing Agent in the amount and on the terms specified in Attachment B to this agreement (the “Fee”). Fee will be paid from the assets of Adviser or its affiliates and not from the assets of any investment company distributed by Adviser.
Servicing Agent agrees to provide the following non-exclusive services:
1.	Maintaining separate records for each contract owner, which shall reflect the Fund shares purchased and redeemed and Fund share balances of such contract owners. Pacific Life will maintain a single master account with each Fund on behalf of contract owners and such account shall be in the name of Pacific Life (or its nominee) as the record owner of shares owned by contract owners.

2.	Disbursing or crediting to contract owners all proceeds of redemptions of shares of the Funds and all dividends and other distributions not reinvested in shares of the Funds.

3.	Preparing and transmitting to contract owners, as required by law, periodic statements showing the total number of shares owned by contract owners as of the statement closing date, purchases and redemptions of Fund shares by the contract owners during the period covered by the statement and the dividends and other distributions paid during the statement period (whether paid in cash or reinvested in Fund shares, and such other information as may be required, from time to time, by contract owners.

4.	Supporting and responding to service inquiries from contract owners.

5.	Maintaining and preserving all records required by law to be maintained and preserved in connection with providing the services for contract owners.

6.	Generating written confirmations and statements to contract owners.

7.	Printing and distributing to contract owners, to the extend required by applicable law, Funds’ prospectuses, supplements, proxy materials, periodic fund reports to shareholders and other materials that the Funds are required by law or otherwise to provide to their shareholders or prospective shareholders.

8.	Transmitting purchase and redemption orders to the Funds on behalf of the contract owners.

9.	Federal and state income tax withholding and reporting.

10.	Providing such other assistance and services as may reasonably be required by the Funds.
Servicing Agent will provide invoices to the persons that Adviser identifies.
Servicing Agent and Adviser represent and warrant to the other that their performance under this agreement does not violate any law or legal requirement, including the rules of any applicable self-regulatory organization.
This agreement will automatically renew annually unless terminated by either Servicing Agent or Adviser with 30 days’ written notice to the other party. In addition, this agreement will automatically terminate in the event: (1) the Participation Agreement with respect to the Investment Company terminates; or (2) Adviser ceases to serve as the investment adviser to any Investment Company governed by the Participation Agreement. However, with respect to event numbered (2) such termination of this Agreement will occur only to the extent it applies to the affected Investment Company(ies) and this Agreement shall otherwise remain in effect as it applies to all other Investment Companies not so affected.
Servicing Agent agrees to disclose all material aspects of this Agreement, as required by law and regulation and the rules of any and all self-regulatory organizations of which Servicing Agent is a member.
This Agreement (including all referenced attachments, which are deemed incorporated herein), which continues in full force and effect, constitutes the entire agreement between Adviser and Servicing Agent relating to the subject matter hereof and supersedes any prior understandings, agreements, or representations by or between Adviser and Servicing Agent, written or oral, to the extent they related in any way to the subject matter hereof.
This Agreement is governed by and construed in accordance with the laws of the State of New York without regard to any choice or conflict of law provisions or rules that would cause the application of the laws of any jurisdiction.

Pacific Life Insurance Company		XTF Advisors L.P.

By:	/s/ Khanh T. Tran	By:	/s/ Michael J. Woods

Name:	Khanh T. Tran	Name:	Michael J. Woods

Title:	Executive Vice President	Title:	CEO
f
and Chief Financial Officer

ATTEST:	/s/Audrey L. Milfs

Audrey Milfs, Corporate Secretary

Attachment A

Mutual Fund	Class
ETF 2010	1
ETF 2015	1
ETF 2020	1
ETF 2025	1
ETF 2030	1
ETF 2040+	1

Attachment B
In consideration of the services set forth in the Agreement to which this Attachment A is made a part, Adviser agrees to pay Servicing Agent an annual fee, payable in quarterly installments which are due and payable within 60 days of the end of each calendar quarter, calculated as follows:
0.25% on first $100 million of assets
0.30% — $101 million to $300 million of assets
0.35% — $301 million + of assets